	Adjusted EBITDA in 1Q23 was $89 million, 3.4% higher year-over-year despite unprecedented drought in Argentina. Adecoagro approved cash dividends of $35 million.

1Q23 Earning Release Conference Call

English Conference Call	Luxembourg, May 11, 2023 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the first quarter ended March 31, 2023. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 22 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
May 12, 2023
12 p.m. (US EST)
1 p.m. (Buenos Aires/Sao Paulo time)
6 p.m. (Luxembourg)
	Financial Performance - Highlights

Zoom ID: 854 6715 0806	$ thousands	1Q23	1Q22	Chg %
Passcode: 198402	Gross Sales	247,273	205,403	20.4%
	Net Sales (1)	245,213	201,172	21.9%
	Adj EBITDA (2)
Investor Relations	Farming & Land Transformation	18,522	35,573	(47.9)%
Emilio Gnecco	Sugar, Ethanol & Energy	76,688	57,278	33.9%
CFO	Corporate Expenses	(6,048)	(6,380)	(5.2)%
Victoria Cabello	Total Adj EBITDA	89,162	86,471	3.1%
IR Officer	Adj EBITDA Margin (2)	36.4%	43.0%	(15.4)%
	Net Income	23,006	65,173	(64.7)%
Email	Adj Net Income (3)	38,877	14,695	164.6%
ir@adecoagro.com	Adjusted Net Income per Share	0.36	0.13	n.m
	Net Debt(4) / LTM Adj EBITDA (x)	1.9x	1.9x	0.2%

	Operating Performance - Highlights
	Sugarcane milled (thousand tons)	1,472	272	440.3%
Website:	Farming Planted Area (Hectares)	268,383	281,500	(4.7)%
www.adecoagro.com	Milk Produced (million liters)	46.7	45.0	3.8%

•Net sales presented a year-over-year increase of 21.9% in 1Q23 thanks to our commercial strategy in our Sugar, Ethanol & Energy business, as well as in our Rice operations.
•Adjusted EBITDA in 1Q23 amounted to $89.2 million, 3.1% higher year-over-year driven by an outperformance of the Sugar, Ethanol & Energy business which fully offset the decline reported in our Farming division, mainly in Crops, driven by a challenging weather scenario and higher costs.
•Adjusted net income in 1Q23 was $38.9 million, $24.2 million higher than the previous year.
•Net debt amounted to $830 million, whereas our net debt/LTM Adjusted EBITDA ratio reached 1.9x, in line with the same period of last year.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted EBITDA. Adjusted EBITDA margin is calculated as a percentage of net sales.
(3) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted Net Income to profit for the period.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Net Debt for the period.

Sugar, Ethanol & Energy business

◦Adjusted EBITDA reached $76.7 million in 1Q23, 33.9% or $19.4 million higher compared to the same period of last year. Crushing volume totaled 1.5 million tons of sugarcane, 1.2 million tons higher than in 1Q22, driven by greater cane availability and solid agricultural productivity indicators (yield improvement from 44 Ton/Ha in 1Q22 to 73 Ton/Ha in 1Q23, and TRS content from 100 kg/Ton to 111 kg/Ton). This higher availability enabled us to resume our continuous harvest model, making us one of the few players in Brazil to crush cane during the traditional interharvest period and to produce sugar, the product offering the highest marginal contribution. We diverted as much as 46% of total TRS to sugar production. Within our ethanol production, 71% was anhydrous ethanol which commanded a premium over hydrous ethanol. The latter was stored in our tanks and subsequently dehydrated using our own bagasse, to be sold as anhydrous ethanol in the domestic market and in Europe - thanks to our Bonsucro certification and industrial capacity to reach the level of purity required. Results during 1Q23 were further positively impacted by lower unitary cost of production on higher volume crushed.

◦Supported by strong fundamentals, sugar has registered an increase in prices throughout the year and 2023 contracts are now trading, on average, above 25 cts/lb. We are in an excellent position to profit from this scenario as we have low commitments (50% of sugar hedged at 21.1 cts/lb) and the 46 thousand tons of sugar that we carried-over into 2Q23 have been sold at market prices. In addition, our asset flexibility allows us to achieve an annual production mix of 50% sugar, above Brazil’s flexibility. Assuming weather going normal, we expect our crushing volume in 2023 to be around 15% higher than in 2022 as we have ample sugarcane availability to utilize our industrial capacity. This, in turn, would result in a reduction in unitary cash cost, due to better dilution of fixed costs.

Farming & Land Transformation business

◦Adjusted EBITDA for the Farming & Land Transformation business in 1Q23 was 47.9% lower compared to 1Q22, reaching $18.5 million. Our Rice business presented an outperformance of 53.6% compared to 1Q22, driven by higher selling volumes and higher selling prices (+92 USD/tn on better mix of higher value added products and our commercial flexibility to sell into the domestic and export market). In our Dairy business, despite higher cost of cow feed, Adjusted EBITDA was in line with 1Q22 thanks to an increase in cow productivity. However, results were fully offset by an underperformance of our Crops business which broke even. As previously explained, the effects of La Niña weather event continued during the beginning of 2023, affecting summer crop production in almost all of the productive regions of Argentina and Uruguay. Although harvesting activities are still underway, we expect a 30%-40% reduction in yields of our main crops, compared to the previous campaign. Margins were further pressured by the global inflationary environment which led to an overall increase in costs of agricultural inputs in U.S. dollars, including diesel and agrochemicals, as well as higher logistic costs, among others.

◦Crops are planted annually, so there is no long term impact in our earnings potential from the dry weather. In addition, there is a strong likelihood of weather shifting to El Niño in the second semester of 2023, which should allow for an improvement in soil moisture and a recovery of water levels in the reservoirs, favoring the outlook for the 23/24 campaign.

Remarks & ESG Update

Biomethane Production Used as Fuel to Replace Diesel in Vehicles

◦After having achieved stability and technological maturity in the production of biogas and in its conversion into biomethane, we are proud to announce that we became the first player to run its fleet with biomethane produced 100% from vinasse. This marks a new milestone in our sustainability commitment, as it will enable us to replace diesel consumption and reduce cost of fuel, improve our carbon footprint and increase our RenovaBio score. The latter should lead to an increase in our revenue stream from the sale of additional carbon credits.
◦In our biogas unit in Ivinhema (Mato Grosso do Sul, Brazil) we use vinasse, a subproduct of ethanol’s production process, as input in a biodigestor to produce biogas. Biogas can be used in the production of renewable energy, commercialized to third parties, or converted into biomethane after being cleaned and compressed. Biomethane is an alternative source of fuel suitable for adapted vehicles. We are currently using only 3% of our vinasse to produce biomethane, and have began the construction of a second biodigestor. Once completed, we will double our capacity and be able to replace over 4 million liters of diesel, enough to supply more than 60 sugarcane trucks. By gradually increasing our use of vinasse, we could produce enough biomethane to supply our entire truck and agricultural equipment fleet.
◦In our SE&E business we have in place a circular business model characterized by self-sufficiency, energy security and the reduction of emissions. We generate clean energy from solid (bagasse), liquid (ethanol) and gaseous sources (biomethane). At the same time, and independently from its use in biogas production, we use vinasse as biofertilizer in our sugarcane plantation. By doing so, we replace almost 50% of our fertilizer requirements (and 100% of our potash needs).

2023 Shareholder Distribution Update
◦Our Annual Shareholder Meeting held on April 19th approved a cash dividend distribution of $35 million to be paid in two installments of $17.5 million each. The first installment represents approximately $0.1626 per share and will be paid on May 24th, 2023 to shareholders of the Company of record at close of business of May 9th, 2023. The second installment shall be payable in or about November 2023 in an equal cash amount. A Luxembourg withholding tax of 15% will be applied to each installment of the gross cash dividend distribution amount.
◦In addition, year-to-date we repurchased 1.1 million shares (1% of the company's equity) under our existing share buyback program at an average price of $7.90 per share, totaling $8.7 million.
◦Dividend distribution and share repurchases are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2022, we generated $141.3 million of NCFO.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	1Q23	1Q22	Chg %
Milling
Sugarcane Milled	tons	1,471,721	272,413	440.3%
Own Cane	tons	1,434,921	272,413	426.7%
Third Party Cane	tons	36,800	—	n.m.
Production
TRS Equivalent Produced	tons	173,295	26,102	563.9%
Sugar	tons	76,137	864	n.m
Ethanol	M3	54,225	14,722	268.3%
Hydrous Ethanol	M3	15,604	7,558	106.5%
Anhydrous Ethanol (1)	M3	38,621	7,164	439.1%
Sugar mix in production	%	46%	3%	n.m
Ethanol mix in production	%	54%	97%	(44.0)%
Energy Exported (sold to grid)	MWh	58,223	18,054	222.5%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	39.6	66.3	(40.3)%
Agricultural Metrics
Harvested area	Hectares	19,636	6,158	218.9%
Yield	tons/hectare	73	44	65.2%
TRS content	kg/ton	111	100	12.0%
Area
Sugarcane Plantation	hectares	194,512	187,757	3.6%
Expansion Area	hectares	1,525	1,950	(21.8)%
Renewal Area	hectares	4,583	5,020	(8.7)%
(1) Does not include 30,443 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks from the previous period.

We entered into 2023 with good sugarcane availability and solid productivity indicators, which enabled us to resume our continuous harvest model. In other words, we were able to harvest and crush cane during the first quarter of the year which is the traditional interharvest period for Brazil's Sugar & Ethanol industry, and thus, supply new products to the market. This is one of the main competitive advantages that our cluster in Mato Grosso do Sul has. Moreover, cane development was favored by rainfalls registered throughout the quarter, hence supporting the current high productivity levels.
Consequently, the year-over-year comparison is explained by 1Q23's solid operational performance and by the lower crushing volumes registered in 1Q22, as we entered into a short interharvest period. Crushing volume during 1Q23 amounted to 1.5 million tons, 1.2 million tons higher compared to the same period of last year. Sugarcane yields reached 73 tons per hectare, compared to the 44 tons per hectare reported the previous year, while TRS content presented a 12.0% improvement amounting to 111 kg/ton (versus 100 kg/ton in 1Q22).

In terms of mix, we diverted as much as 46% of our TRS to sugar, in line with our strategy to maximize production of the product with the highest marginal contribution. On average, sugar traded at 20.8 cts/lb during 1Q23, offering a premium of 7.7% and 18.8% to anhydrous and hydrous ethanol in Mato Grosso do Sul, which traded at 19.3 cts/lb and 17.5 cts/lb, respectively. Within our ethanol production 71% was anhydrous ethanol, compared to 49% in 1Q22. Moreover, to further profit from the premium that anhydrous ethanol commanded over hydrous during the quarter, we dehydrated over 30 thousand cubic meters of hydrous ethanol stored in our tanks. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.
Exported energy during the quarter totaled 58 thousand MWh, 222.5% higher compared to last year, fully explained by the year-over-year increase in crushing volume. However, given the low spot prices due to the high level of water in the reservoirs, we used our bagasse as fuel in the ethanol dehydration process. This enabled us to produce more anhydrous ethanol, demanded both domestically and in export markets, and capture a price premium. Consequently, our cogeneration efficiency ratio was down 40.3% compared to the previous year.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	1Q23	1Q22	Chg %	1Q23	1Q22	Chg %	1Q23	1Q22	Chg %
Sugar (tons)	47,496	7,798	509.1%	106,249	17,248	516.0%	447	452	(1.1)%
Ethanol (cubic meters)	42,317	56,843	(25.6)%	70,948	85,594	(17.1)%	596	664	(10.2)%
Hydrous Ethanol (cubic meters)	4,627	15,867	(70.8)%	9,676	26,084	(62.9)%	478	608	(21.4)%
Anhydrous Ethanol (cubic meters)	37,690	40,976	(8.0)%	61,272	59,510	3.0%	615	689	(10.7)%
Energy (Mwh) (2)	2,535	1,680	50.9%	58,223	64,854	(10.2)%	44	26	68.1%
CBios	2,345	1,941	20.8%	146,401	134,223	9.1%	16	14	10.8%
Others (5)	25	—	n.a.	25	—	n.a.	1,000	—	n.a.
TOTAL (3)	94,718	68,262	38.8%
Cover Crops (tons) (4)	1,968	4,563	(56.9)%	3,900	9,020	(56.8)%	505	506	(0.2)%
TOTAL NET SALES (1)	96,686	72,825	32.8%

HIGHLIGHTS - $ thousand	1Q23			1Q22			Chg %
Net Sales (1)	96,686			72,825			32.8%
Margin on Manufacturing and Agricultural Act. Before Opex	75,260			56,498			33.2%
Adjusted EBITDA	76,688			57,278			33.9%
Adjusted EBITDA Margin	79.3%			78.7%			0.8%
EBITDA per ton crushed ($/Tn)	52.1			210.3			(75.2)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales does not include the sale of soybean planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean planted as cover crop during the implementation of meiosis. (5) Includes 25 cubic meter of diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 1Q23 was $76.7 million, 33.9% higher year-over-year. This was explained by (i) a $23.8 million year-over-year increase in sales and by (ii) a $10.8 million year-over-year increase in the mark-to-market of our harvested cane on higher crushing volume. Results were partially offset by (i) higher costs due to the increase in production coupled with higher costs of inputs; (ii) a $4.1 million loss in the mark-to-market of our commodity hedge position on higher sugar prices; and by (iii) a $4.1 million increase in SG&A driven by higher salaries and higher freight costs due to more sales of sugar.
Net sales reached $96.7 million during 1Q23, 32.8% higher compared to 1Q22. This was mainly explained by higher sugar sales on higher production, which fully offset the year-over-year reduction in ethanol sales.
In the case of sugar, sales were $47.5 million during 1Q23, $39.7 million higher compared to the same period of last year. This was driven by an year-over-year increase in selling volumes of 89 thousand tons as our mix decision favored production of sugar to capture the price premium over ethanol. It is worth highlighting that 94% of our sugar sales were VHP sugar (very high polarization), which presented a 9.2% increase in its selling price versus 1Q22, reaching 20.2 cts/lb.
Ethanol sales were $42.3 million during 1Q23, down 25.6% compared to 1Q22. Due to the year-over-year reduction in hydrous ethanol's price, we reduced our volume of this product in 62.9% and built inventories which can later be dehydrated and turned into anhydrous ethanol, which commands a price premium. Depending on market opportunities, we can export our anhydrous ethanol production to Europe as we have the necessary certifications and industry capacity to meet product specifications. Within the 61 thousand cubic meters of anhydrous ethanol sold, 6.6 thousand cubic meters were exported at an average price of 20.3 cts/lb ($740/m3)
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits every time we sell ethanol. During the quarter, we sold $2.3 million worth of CBios, 20.8% higher than the previous year, at an average price of 83 BRL/CBio (16 $/CBio).
Net sales of energy reached $2.5 million during 1Q23, 50.9% higher than last year due to a 68.1% increase in selling price explained by our long term energy contracts. Selling volume was down 10.2% as we prioritized the use of our bagasse as fuel to dehydrate ethanol.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	1Q23	1Q22	Chg %	1Q23	1Q22	Chg %
Industrial costs	9,185	4,704	95.3%	2.7	8.2	(67.7)%
Industrial costs	7,963	4,704	69.3%	2.3	8.2	(72.0)%
Cane from 3rd parties	1,222	—	n.m.	0.4	—	n.a.
Agricultural costs	47,073	18,836	149.9%	13.6	32.9	(58.7)%
Harvest costs	15,218	3,515	n.m	4.4	6.1	(28.4)%
Cane depreciation	9,334	2,078	n.m	2.7	3.6	(25.7)%
Agricultural Partnership Costs	5,223	1,798	190.6%	1.5	3.1	(52.0)%
Maintenance costs	17,298	11,446	51.1%	5.0	20.0	(75.0)%
Total Production Costs	56,258	23,541	139.0%	16.3	41.2	(60.5)%
Depreciation & Amortization PP&E	(23,331)	(14,551)	60.3%	(6.7)	(25.4)	(73.5)%
Total Production Costs (excl D&A)	32,927	8,990	n.m	9.5	15.7	(39.5)%
Total production costs excluding depreciation and amortization reached 9.5 cts/lb in 1Q23, marking a 39.5% decrease compared to 1Q22. Despite an increase in costs due to higher volume and harvested area, coupled with a genuine increase in salaries and agricultural input cost, unitary cost went down due to higher crushing volumes. The 1.2 million tons year-over-year increase enabled us to better dilute our fixed costs, especially agricultural costs which represent roughly 80% of our cost structure. In addition, as we use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, we have a lower exposure to fertilizer cost.

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	1Q23	1Q22	Chg %
Sugarcane Valuation Model current period	154,422	123,486	25.1%
Sugarcane Valuation Model previous period	104,586	64,364	62.5%
Total Changes in Fair Value	49,837	59,122	(15.7)%
Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) presented a year-over-year loss of $9.3 million in 1Q23. Although 1Q23 and 1Q22 both reflect higher expected prices and an improvement in the productivity outlook of our sugarcane plantation, the recovery was greater in 1Q22.

Farming & Land Transformation Financial Performance

FARMING & LAND TRANSFORMATION BUSINESS - FINANCIAL HIGHLIGHTS
$ thousands	1Q23	1Q22	Chg %
Gross Sales
Farming	148,527	128,347	15.7%
Total Sales	148,527	128,347	15.7%
Adjusted EBITDA (1)
Farming	19,483	34,414	(43.4)%
Land Transformation	(961)	1,159	n.a.
Total Adjusted EBITDA (1)	18,522	35,573	(47.9)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation business totaled $18.5 million in 1Q23, marking a 47.9% reduction compared to the same period of last year. Adjusted EBITDA in our Rice business expanded 53.6% year-over-year mostly driven by higher selling volume coupled with a $92/Tn increase in average selling prices, whereas our Dairy business presented flat year-over-year results. Results were fully offset by the lower performance of our Crops business, as expected, due to (i) lower yields on account of La Niña weather event; (ii) higher costs due to a global inflationary environment; and (iii) lower sales. Our Land Transformation segment reported an Adjusted EBITDA reduction of $2.1 million compared to 1Q22 on lower soybean prices and less installments to be collected related to the latest sale of farms in Brazil.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	1Q23	1Q22	Chg %	1Q23	1Q22	Chg %	1Q23	1Q22	Chg %
Soybean	269	2,389	(88.7)%	607	5,047	(88.0)%	443	473	(6.3)%
Corn (1)	2,434	3,596	(32.3)%	9,438	10,057	(6.1)%	258	358	(27.9)%
Wheat (2)	7,314	10,799	(32.3)%	25,486	41,836	(39.1)%	287	258	11.2%
Sunflower	4,456	3,838	16.1%	6,950	4,704	47.7%	641	816	(21.4)%
Cotton Lint	2,028	816	148.5%	876	807	8.6%	2,315	1,011	128.9%
Peanut	15,085	15,995	(5.7)%	11,187	12,532	(10.7)%	1,348	1,276	5.7%
Others (3)	1,628	1,998	(18.5)%	414	2,554	(83.8)%
Total	33,214	39,431	(15.8)%	54,958	77,536	(29.1)%

HIGHLIGHTS - $ thousand	1Q23			1Q22			Chg %
Gross Sales	33,214			39,431			(15.8)%
Adjusted EBITDA	196			18,490			(98.9)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association).

In 1Q23, gross sales in our Crops segment amounted to $33.2 million, marking a 15.8% year-over-year reduction driven by a 29.1% decrease in selling volumes and a mixed performance in prices. Lower selling volumes were mainly explained by (i) a 39.1% decrease in wheat sales and (ii) an 88.0% decline in soybeans sales. In the case of wheat, the reduction is explained by the lower year-over-year production due to "La Niña" weather, which resulted in a 40% cut in total production. Nevertheless, we were able to book an 11.2% year-over-year increase in price allowing us to partially mitigate the negative operational results. On the other hand, the decrease in soybean sales was driven by the low levels of inventories left from the previous harvest season as we sold most of our production during 3Q22 to profit from a preferential exchange rate implemented by the government (also known as "soybean dollar").
Adjusted EBITDA during 1Q23 amounted to $196 thousand, marking a 98.9% reduction compared to the same period of last year. As previously explained, low precipitations negatively impacted our crops, resulting in an expected reduction in yields of 30%-40%, compared to historical levels. In addition, the genuine increase in costs in U.S. dollar terms and lower planted area versus the previous campaign also impacted the mark-to-market of our biological assets and net realizable value of our agricultural produce after harvest, leading to a $30.2 million year-over-year loss. Year-over-year results were partially offset by a $10.7 million gain in the mark-to-market of our commodity hedge position due to a loss observed in 1Q22 driven by the rally in commodity prices following the start of the conflict in Europe.

Rice Segment

RICE
Highlights	metric	1Q23	1Q22	Chg %
Gross Sales	$ thousands	55,219	33,669	64.0%
Sales of white rice	thousand tons	70	59	19.1%
	$ per ton	571.3	479.3	19.2%
	$ thousands	40,259	28,351	42.0%
Sales of By-products	$ thousands	14,960	5,318	181.3%
Adjusted EBITDA	$ thousands	12,668	8,250	53.6%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	72	52	40.2%
Ending stock - White Rice	thousand tons	36	15	149.0%
(1) Expressed in white rice equivalent

Gross sales amounted to $55.2 million in 1Q23, marking a 64.0% increase compared to 1Q22. This was explained by a 19.1% increase in selling volumes, which also includes inventory related to our acquisition of Viterra's rice operations (closed in May 2022), coupled with an increase in average selling prices to $571/ton (vs. $479/ton in 1Q22). As we anticipated in previous releases, prices have significantly increased from the levels reported in the previous year due to (i) a better mix of higher added value products, which enabled us to profit from higher prices abroad; coupled with (ii) a stronger demand and (iii) adverse weather conditions in key producing countries, such as India and China. We expect to continue to capitalize on this trend in the short to mid term.

Consequently, Adjusted EBITDA was $12.7 million in 1Q23, 53.6% higher than in the same period of last year. This increase was fully explained by the aforementioned increase in net sales, which fully offset the lower results reported at the operational level. Despite a 13.5% year-over-year increase in planted area and higher prices at the moment of harvest (+20 USD/ton versus 1Q22), yields were lower compared to the previous campaign driven by the impact of "La Niña" in some of our rice farms. This contributed to a $1.9 million year-over-year loss in our biological asset and agricultural produce. Moreover, we registered (i) higher costs in U.S. dollar terms due to a genuine increase in agricultural inputs and salaries; and (ii) a $2.1 million year-over-year increase in selling expenses due to higher volumes sold.

Dairy Segment

DAIRY
Highlights	metric	1Q23	1Q22	Chg %
Gross Sales	$ thousands (1)	58,608	54,805	6.9%
	million liters (2) (3)	94.1	99.6	(5.5)%
Adjusted EBITDA	$ thousands	6,122	6,999	(12.5)%

Dairy - Farm
Milking Cows	average heads	14,471	14,334	1.0%
Cow Productivity	liter/cow/day	35.9	34.9	2.8%
Total Milk Produced	million liters	46.7	45.0	3.8%

Dairy - Industry
Total Milk Processed	million liters	79.8	90.3	(11.6)%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 1Q23, milk production at the farm level was 46.7 million liters, 3.8% higher compared to the same period of last year mainly due to a 2.8% increase in cow productivity which reached 35.9 liters per cow per day. Moreover, we registered a 1.0% increase in our dairy cow herd compared to 1Q22, marking an average of 14,471 milking cows during the quarter.
At the industry level, we processed 79.8 million liters of raw milk during 1Q23, 11.6% lower than last year. Out of this volume, approximately 40% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. We continue working on product developments to cater both the domestic and export market.
Adjusted EBITDA was $6.1 million in 1Q23, a $0.9 million decrease compared to last year. Results were positively impacted by (i) an increase in gross sales due to higher average selling prices, as we increased the mix of higher value added products and produced more fluid milk for the domestic market which offered the highest marginal contribution during the quarter; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. However, these results were offset by higher costs, including cost of feed (corn silage and soy pellets) due to lower in-house production on account of "La Niña" resulting in the need to purchase the balance from third-parties.
Adjusted EBIT was $5.3 million in 1Q23. However, once interest expense and the foreign exchange loss related to the financial debt are considered, overall results decrease to negative $19.4 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	1Q23	1Q22	Chg %
Gross Sales	$ thousands	1,486	442	236.2%
Adjusted EBITDA	$ thousands	497	675	(26.4)%
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. Adjusted EBITDA for All Other Segments during 1Q23 amounted to $497 thousand, marking a 26.4% year-over-year reduction.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	1Q23	1Q22	Chg %
Adjusted EBITDA	$ thousands	(961)	1,159	n.a.
Land sold	Hectares	—	—	n.a
Although no farm sales were conducted during 1Q23 nor during 1Q22, Adjusted EBITDA for our Land Transformation business amounted to negative $1.0 million and positive $1.2 million, respectively. The $2.1 million year-over-year reduction reflects a loss in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. This is explained by lower soybean prices coupled with a reduction in the number of installments to be collected, and an appreciation of the Brazilian currency.
From an accounting perspective, these figures are captured in Other Operating Income line of the Land Transformation segment.

Corporate expenses

CORPORATE EXPENSES
$ thousands	1Q23	1Q22	Chg %
Corporate Expenses	(6,048)	(6,380)	(5.2)%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. As shown in the table above, corporate expenses for 1Q23 were $6.0 million, 5.2% lower than in 1Q22. Despite experiencing an impact in costs from inflation in U.S. dollar terms, the year-over-year reduction is explained by an action plan set by the company which aims to reduce expenses and generate savings, in addition to revising every uncommitted capital expenditures, among other initiatives.

Net Income & Adjusted Net Income
Net Income amounted to $23.0 million during 1Q23, marking a 64.7% reduction compared to the same period of last year. It was mostly explained by the variation of foreign exchange rate. In 1Q22, this line reported gains due to an appreciation of the Brazilian Real (15.1%) coupled with a reduction in the nominal depreciation of the Argentine Peso. During 2023, gains were lower because the Argentine Peso presented a faster depreciation whereas the Brazilian Real appreciated but at a slower pace (2.6%). Consequently, this presented a $48.7 million year-over-year loss in the variation of foreign exchange. It is worth highlighting that these results are non-cash in nature.
Adjusted Net Income reached $38.9 million during 1Q23, $24.2 million higher than in 1Q22. We believe Adjusted Net Income is a more appropriate metric to reflect the Company's performance.

ADJUSTED NET INCOME (1)
$ thousands	1Q23	1Q22	Chg %
Profit for the period	23,006	65,173	(64.7)%
Foreign exchange losses/(gains), net	(5,780)	(54,184)	(89.3)%
Cash flow hedge - transfer from equity	8,861	8,594	3.1%
Inflation accounting effects	11,729	(7,266)	n.a
Net results from Fair Value adjustment of Investment Property	1,061	2,378	(55.4)%
Adjusted Net Income	38,877	14,695	164.6%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 22 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	1Q23	4Q22	Chg %	1Q22	Chg %
Farming	280,253	291,861	(4.0)%	199,378	40.6%
Short term Debt	219,688	251,422	(12.6)%	135,304	62.4%
Long term Debt	60,565	40,439	49.8%	64,074	(5.5)%
Sugar, Ethanol & Energy	702,404	715,891	(1.9)%	731,500	(4.0)%
Short term Debt	12,172	28,347	(57.1)%	36,103	(66.3)%
Long term Debt	690,232	687,544	0.4%	695,397	(0.7)%
Total Short term Debt	231,860	279,769	(17.1)%	171,407	35.3%
Total Long term Debt	750,797	727,983	3.1%	759,471	(1.1)%
Gross Debt	982,657	1,007,752	(2.5)%	930,878	5.6%
Cash & Equivalents	85,867	230,653	(62.8)%	142,920	(39.9)%
Restricted Short-Term Investments	66,960	98,571	(32.1)%	—	n.a
Net Debt	829,830	678,528	22.3%	787,958	5.3%
EOP Net Debt / Adj. EBITDA LTM	1.9x	1.6x	21.5%	1.9x	0.2%

As of March 31, 2023, Adecoagro's net debt amounted to $829.8 million, 22.3% higher compared to the previous quarter. Despite reporting a 2.5% quarter-over-quarter decrease in gross debt, the increase in net debt is fully explained by a $176.4 million decrease in our cash position (Cash & Equivalents + Short-term investments). It is worth highlighting that cash generation is concentrated in the second semester of the year, whereas the first has the highest working capital requirements. From a seasonality point of view, we incur most of our costs during the first quarter as our crops are planted and there is only a small portion that is harvested and sold.
On a year-over-year basis, net debt was 5.3% higher compared to the same period of last year, in line with the increase reported in gross debt. This was mainly driven by the financing of an additional $16.7 million in inventories of finished goods, as well as the financing of our growth capex, mostly related to the expansion of our sugarcane plantation. This financing was made through short-term debt borrowings at attractive rates. Thus, consolidated short-term debt was 35.3% higher compared to the same period of last year. As of March 31, 2023, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.24x, showing the Company's full capacity to repay short term debt with its cash balances.
Our Net Debt ratio (Net Debt/EBITDA) as of 1Q23 was 1.9x, 21.5% higher than the previous quarter and flat compared to 1Q22. Nevertheless, we believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	1Q23	1Q22	Chg %
Farming & Land Transformation	11,741	14,128	(16.9)%
Expansion	8,797	5,270	66.9%
Maintenance	2,944	8,858	(66.8)%
Sugar, Ethanol & Energy	72,994	66,143	10.4%
Maintenance	59,720	55,796	7.0%
Planting	15,713	12,207	28.7%
Industrial & Agricultural Machinery	44,007	43,589	1.0%
Expansion	13,274	10,347	28.3%
Planting	7,513	6,912	8.7%
Industrial & Agricultural Machinery	5,761	3,435	67.7%
Total	84,735	80,271	5.6%
Total Maintenance Capex	62,664	64,654	(3.1)%
Total Expansion Capex	22,071	15,617	41.3%
Adecoagro's capital expenditures were $84.7 million in 1Q23, 5.6% higher compared to last year.

The Sugar, Ethanol and Energy business accounted for 86% or $73.0 million of total capex in 1Q23, marking a 10.4% increase compared to the same period of last year. Maintenance capex amounted to $59.7 million, 7.0% higher than the previous year, fully explained by a 28.7% increase in renewal planting due to higher agricultural costs, despite the year-over-year decrease in hectares planted (4,583 hectares in 1Q23 vs. 5,020 hectares in 1Q22). Expansion capex, in turn, increased 28.3% compared to the previous year, reaching $13.3 million. Investments on this front were related to (i) expansion planting as we continue to increase the size of our sugarcane plantation with the aim of reaching full crushing capacity in our mills; as well as to (ii) small projects including the acquisition of a generator and turbo-reducer in Angelica, which will enable us to generate more energy.

Farming & Land Transformation businesses accounted for 14%, or $11.7 million of total capex in 1Q23, presenting a year-over-year decrease of 16.9%. Maintenance capex was $2.9 million and it was mainly related to the replacement of vehicles and machinery, whereas expansion capex, in turn, amounted to $8.8 million and was focused on the construction of our second biodigestor in our Dairy business (to generate renewable energy from cow manure), coupled with the upgrade of our cheese equipment to enhance our product portfolio offering.

1Q23 Market Highlights
◦Sugar prices traded within a range of 19 cts/lb to 22.3 cts/lb during 1Q23. Prices in U.S. dollars were, on average 8% higher than in 4Q22 and 12% higher than in 1Q22, according to ICE futures (Sugar #11). This increase was driven by (i) a tighter global balance due to a weaker crop season in the northern hemisphere (Asia and Mexico); (ii) low stocks of sugar; and (iii) potential weather risks. Brazil's crop evolution and China's import program will be the key drivers of the trade balance in 2023. Thus, the market is extremely dependent on Brazil's production and vulnerable to any supply constraints. Looking forward, there is no significant area expansion in 2023/24 neither of sugarcane nor of beet, and there is a high risk of unfavorable weather in the main origins. Consequently, this leaves the market heavily reliant on Brazil for both this year and the next one. As a result, prices are expected to continue at current high levels throughout the year, with an inverted market structure to moderate import demand. Any further supply disruption could significantly affect the world's supply & demand balance and thus, prices.
◦Ethanol began the year with a decrease in prices due to the extension until end of February of the measure that zeroed federal taxes. Consequently, parity level at the pump remained high and demand remained weak. However, by beginning of March ethanol prices strengthened due to the partial return of federal taxes, and continued at solid levels by the end of the month due to (i) changes in the collection of ICMS in gasoline (ad rem instead of ad valorem); (ii) delayed start of the harvest season; (iii) low stock of fuel distributors; and (iv) solid demand. According to ESALQ index, hydrous and anhydrous ethanol prices decreased on average 14% and 13% year-over-year, respectively. As reported by UNICA (Brazil's sugarcane association), total ethanol sales in 1Q23 were 4% higher compared to the previous quarter, whereas accumulated exports were 60% higher compared to 2021/22's levels. Looking forward, the new rate of ICMS coupled with the full return of federal taxes will support hydrous competitiveness at the pump. Moreover, the need to maximize sugar production (due to tight supply & demand fundamentals) as well as opportunities to export ethanol, should also provide support to prices.
◦Brazil's carbon credit market under the RenovaBio program presented a 15% increase in prices in 1Q23, reaching an average price of 94 BRL/CBio (approximately 18 USD/CBio). During January 2023, the average price stood at 87 BRL/CBio (approximately 17 USD/CBio), whereas both during February and March it stood at 98 BRL/CBio (approximately 19 USD/CBio).
◦In 1Q23, energy spot prices in the southeast region of Brazil were 24% higher than during the same period of last year. During January, February and March, energy prices were on average 69.0 BRL/MWh. Despite the increase in the PLD (Preço de Liquidação das Diferenças or settlement price for differences), prices continue to be impacted by the level of water in the southeast reservoirs (80%), which marked a 30% increase compared to the same period of last year. As of March 31st, 2022, consumption showed a decrease of 1.6% versus the same period of last year, according to ONS (Electrical System Operator).
◦During 1Q23, soybean traded 10% lower at CBOT compared to 4Q22, while corn traded 9% lower. The bearish sentiment in prices continued during 1Q23 due to (i) product flow coming from the Black Sea at low prices; (ii) expectations that USA will have a better harvest season than last year; (iii) record production in Brazil; and (iv) "Neutral" weather forecast for the first semester of 2023 with a strong likelihood of shifting to "El Niño" in the second semester. Support to prices could derive from (i) a stable macro scenario; (ii) lower inflation; and (iii) firm demand for soybean meal. During 1Q23 funds maintained a long position on soybean and soybean meal and short position on corn and soybean oil. Prices at the local market traded almost 9% lower in the case of soybean and corn, compared to 4Q22. This was driven by (i) low crushers' margins; (ii) slower farmer selling; and (iii) political and economic uncertainty.

Other Operational & Financial Metrics

2022/23 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2022/23 Harvested Area			Yields (Tons per hectare)
	2022/23	2021/22	Chg %	Hectares	% Harvested	Production	2022/23	2021/22	Chg %
Soybean	51,942	43,515	19.4%	16,963	32.7%	33,915	2.0	3.7	(46.5)%
Soybean 2nd Crop	29,756	27,635	7.7%	2,168	7.3%	3,210	1.5	1.5	(1.3)%
Corn (1)	41,510	48,184	(13.9)%	4,498	10.8%	21,982	4.9	6.8	(28.1)%
Corn 2nd Crop	2,898	9,192	(68.5)%	—	—%	—	—	—	n.a.
Wheat (2)	35,789	46,509	(23.0)%	35,789	100.0%	83,263	2.3	3.0	(21.4)%
Sunflower	18,131	23,092	(21.5)%	17,130	94.5%	32,587	1.9	1.8	8.1%
Cotton	10,266	7,427	38.2%	747	7.3%	377	0.5	0.3	69.9%
Peanut	19,813	23,658	(16.3)%	4,156	21.0%	8,613	2.1	n.a.	n.a.
Other (3)	2,632	3,245	(18.9)%	69	2.6%	591	8.6	6.4	35.7%
Total Crops	212,735	232,456	(8.5)%	81,519	38.3%	184,537
Rice (4)	55,648	49,044	13.5%	55,528	99.8%	352,741	6.4	6.8	(6.1)%
Total Farming	268,383	281,500	(4.7)%	137,047	51.1%	537,278
Owned Croppable Area	102,127	112,187	(9.0)%
Leased Area	133,605	132,486	0.8%
Second Crop Area	32,653	36,826	(11.3)%
Total Farming Area	268,385	281,500	(4.7)%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans; (4) For comparison purposes, the planted area for Rice related to the 2021/2022 campaign does not include Viterra's acquisition which took place in 2Q22 and thus will be included in 2Q23's earnings release.
During the second half of 2022, we began our planting activities for the 2022/23 harvest season, which continued throughout early 2023. We have planted a total of 268,383 hectares, which represents a 4.7% decline in area compared to the previous season. We are currently undergoing harvesting activities for most of our grains. As of the end of April 2023, we harvested 137,047 hectares, or 51.1% of total area, and produced 537,278 tons of aggregate grains.
Soybean 1st crop: As of the end of April, we harvested 33% (16,963 hectares) of the planted area obtaining an average yield of 2.0 Tn/Ha. As we anticipated, below average rainfalls coupled during the yield definition stage negatively impacted crop development. Consequently, we forecast yields to be lower than the previous harvest season.
Corn: As of the end of April, we harvested 11% (4,498 hectares) of the area planted. Precipitations received in the last few weeks will enable yields to remain at current levels, although already negatively impacted by the dry weather. Thus, we forecast below average yields for both early and late corn.
Peanut: Although we started the year with good rainfalls in the regions where peanut production is concentrated, lower precipitations registered in the last three months impacted crop development. We forecast yields to be lower than the 2021/22 harvest season. However, we expect to partially mitigate the negative operational results by booking higher prices than last year.

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	1Q23	1Q22	% Chg	1Q23	1Q22	% Chg
Soybean	tons	21,108	27,417	(23.0)%	9,670	11,942	(19.0)%
Corn (1)	tons	13,725	47,814	(71.3)%	3,067	10,612	(71.1)%
Wheat (2)	tons	35,823	35,937	(0.3)%	9,465	9,897	(4.4)%
Sunflower	tons	12,795	14,114	(9.3)%	4,739	7,735	(38.7)%
Cotton	tons	976	393	148.1%	1,597	643	148.3%
Rice (3)	tons	36,493	14,655	149.0%	13,149	3,744	251.2%
Peanut	tons	8,681	10,265	(15.4)%	8,134	9,546	(14.8)%
Organic Sugar	tons	1,547	3,219	(51.9)%	695	1,365	(49.1)%
Sugar	tons	42,077	4,885	761.4%	14,258	1,720	729.0%
Ethanol	m3	115,070	80,832	42.4%	57,616	46,531	23.8%
Hydrous Ethanol	m3	83,408	41,977	98.7%	41,557	25,240	64.6%
Anhydrous Ethanol	m3	31,663	38,855	(18.5)%	16,059	21,291	(24.6)%
Fluid Milk	Th Lts	4,139	7,726	(46.4)%	2,459	4,131	(40.5)%
Powder Milk	tons	1,549	1,814	(14.6)%	5,952	5,937	0.3%
Cheese	tons	205	133	53.8%	955	601	58.9%
Butter	tons	100	—	n.a.	451	—	n.a.
Cbios	units	33,102	76,793	(56.9)%	535	832	(35.7)%
Others	tons	4,148	5,931	(30.1)%	2,691	3,454	(22.1)%
Total		331,538	331,930	(0.1)%	135,432	118,690	14.1%

Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of March 31,2023
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2022/2023 Harvest season
Soybeans	56,590	387.7	1,407.4	54%
Corn	67,659	242.1	667.9	46%
Wheat	47,371	334.2	1,066.0	92%
2023/2024 Harvest season
Soybeans	—	—	—	—%
Corn	—	—	—	—%
Wheat	—	—	—	—%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2023/2024 Harvest season
Sugar (tons)	276,454	435.4	19.7	48%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	581,626	51.4	n.a	80%
2024/2025 Harvest season
Sugar (tons)	—	—	—	—%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	467,280	51.8	n.a	65%
(1) Energy prices in 2023 and 2024 were converted to USD at an exchange rate of BRL/USD 5.25 and BRL/USD 5.40, respectively.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets and bargain purchase gain on acquisition, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, which is reflected in shareholder equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect resulting from the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition and (vi) net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; and (iv) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 25.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and restricted short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	1Q23	4Q22	Chg %	1Q22	Chg %
Total Borrowings	982,657	1,007,752	(2.5)%	930,878	5.6%
Cash and Cash equivalents	85,867	230,653	(62.8)%	142,920	(39.9)%
Restricted short-term investments	66,960	98,571	(32.1)%	—	n.a
Net Debt	829,830	678,528	22.3%	787,958	5.3%
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	1Q23	1Q22	Chg %
Profit for the period	23,006	65,173	(64.7)%
Foreign exchange losses/(gains), net	(5,780)	(54,184)	(89.3)%
Cash flow hedge - transfer from equity	8,861	8,594	3.1%
Inflation accounting effects	11,729	(7,266)	n.a
Net results from Fair Value adjustment of Investment Property	1,061	2,378	(55.4)%
Adjusted Net Income	38,877	14,695	164.6%
Adjusted Free Cash Flow from Operations
We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine Operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings plus (viii) expansion capital expenditures.

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 1Q23
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	33,214	55,219	58,608	1,486	148,527	98,746	—	—	247,273
Cost of goods sold and services rendered	(29,049)	(42,243)	(51,102)	(1,337)	(123,731)	(71,867)	—	—	(195,598)
Initial recog. and changes in FV of BA and agricultural produce	(808)	8,366	5,480	410	13,448	48,256	—	—	61,704
Gain from changes in NRV of agricultural produce after harvest	(269)	—	—	—	(269)	125	—	—	(144)
Margin on Manufacturing and Agricultural Act. Before Opex	3,088	21,342	12,986	559	37,975	75,260	—	—	113,235
General and administrative expenses	(1,488)	(4,390)	(3,001)	(54)	(8,933)	(6,451)	—	(6,278)	(21,662)
Selling expenses	(5,592)	(7,695)	(6,417)	(49)	(19,753)	(8,189)	—	(14)	(27,956)
Other operating income, net	2,091	406	(44)	(1,092)	1,361	(7,263)	(961)	(48)	(6,911)
Profit from Operations Before Financing and Taxation	(1,901)	9,663	3,524	(636)	10,650	53,357	(961)	(6,340)	56,706
Net results from Fair value adjustment of Investment property	—	—	—	1,080	1,080	—	—	—	1,080
Adjusted EBIT	(1,901)	9,663	3,524	444	11,730	53,357	(961)	(6,340)	57,786
(-) Depreciation and Amortization	2,097	3,005	2,598	53	7,753	23,331	—	292	31,376
Adjusted EBITDA	196	12,668	6,122	497	19,483	76,688	(961)	(6,048)	89,162
Reconciliation to Profit/(Loss)
Adjusted EBITDA									89,162
(+) Depreciation and Amortization									(31,376)
(+) Financial result, net									(16,791)
(+) Net results from Fair value adjustment of Investment property									(1,080)
(+) Income Tax (Charge)/Benefit									(16,217)
(+) Translation Effect (IAS 21)									(692)
Profit/(Loss) for the Period									23,006

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 1Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	39,431	33,669	54,805	442	128,347	77,056	—	—	205,403
Cost of goods sold and services rendered	(33,854)	(29,634)	(48,434)	(252)	(112,174)	(57,297)	—	—	(169,471)
Initial recog. and changes in FV of BA and agricultural produce	29,362	10,303	6,253	514	46,432	37,438	—	—	83,870
Gain from changes in NRV of agricultural produce after harvest	(195)	—	—	—	(195)	(699)	—	—	(894)
Margin on Manufacturing and Agricultural Act. Before Opex	34,744	14,338	12,624	704	62,410	56,498	—	—	118,908
General and administrative expenses	(3,413)	(2,488)	(1,623)	(55)	(7,579)	(4,297)	—	(6,681)	(18,557)
Selling expenses	(6,014)	(5,582)	(6,166)	(23)	(17,785)	(6,284)	—	(89)	(24,158)
Other operating income, net	(8,637)	(152)	(117)	(2,360)	(11,266)	(3,193)	1,159	201	(13,099)
Profit from Operations Before Financing and Taxation	16,680	6,116	4,718	(1,734)	25,780	42,724	1,159	(6,569)	63,094
Net results from Fair value adjustment of Investment property	—	—	—	2,353	2,353	—	—	—	2,353
Adjusted EBIT	16,680	6,116	4,718	619	28,133	42,724	1,159	(6,569)	65,447
(-) Depreciation and Amortization	1,810	2,134	2,281	56	6,281	14,554	—	189	21,024
Adjusted EBITDA	18,490	8,250	6,999	675	34,414	57,278	1,159	(6,380)	86,471
Reconciliation to Profit/(Loss)
Adjusted EBITDA									86,471
(+) Depreciation and Amortization									(21,024)
(+) Financial result, net									31,926
(+) Net results from Fair value adjustment of Investment property									(2,353)
(+) Income Tax (Charge)/Benefit									(29,544)
(+) Translation Effect (IAS 21)									(303)
Profit/(Loss) for the Period									65,173

Please refer to our Financial Statements published at www.ir.adecoagro.com for our Income Statement, Balance Sheet and Cash Flow Statement as of March 31st, 2023.